FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

September 25, 2015

Commission File Number 001-16125

Advanced Semiconductor Engineering, Inc.
( Exact name of Registrant as specified in its charter)

26 Chin Third Road Nantze Export Processing Zone Kaoshiung, Taiwan Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Not applicable

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADVANCED SEMICONDUCTOR ENGINEERING, INC.

Date: September 25, 2015	By:	/s/ Joseph Tung
	Name:	Joseph Tung
	Title:	Chief Financial Officer

Advanced Semiconductor Engineering, Inc.

IR Contact:

Iris Wu, Manager irissh_wu@aseglobal.com Tel: +886.2.6636.5678 http://www.aseglobal.com

September 25, 2015

ASE Reiterates its View on the Share Exchange between SPIL and Hon Hai

Taipei, Taiwan, R.O.C., September 25, 2015 –Advanced Semiconductor Engineering, Inc. (TAIEX stock code: 2311, NYSE: ASX) (“ASE” or “we”), today reiterates our view on the proposed share exchange between Siliconware Precision Industries Co. Ltd (“SPIL”) and Hon Hai Precision Industry Co., Ltd. (“Hon Hai”):

1.	ASE is not able to comment on the strategic alliance and vertical integration between SPIL and Hon Hai (“Hon Hai Strategic Alliance”), as we do not have knowledge of the specific details of such alliance arrangement, and therefore, there is naturally nothing supporting the claim that ASE expressed objection against the Hon Hai Strategic Alliance and that ASE was interfering with SPIL’s operations.

2.	However, we believe that SPIL’s proposed issuance of new shares through a share exchange with Hon Hai (the “Hon Hai Share Exchange”) would be dilutive for SPIL’s existing shareholders. As we will not be able to exercise our voting rights at SPIL’s extraordinary shareholders’ meeting scheduled on October 15, 2015, we expressed to Chairman Lin our objection against the Hon Hai Share Exchange. In practice, there are various ways for companies to enter into strategic alliances with other partners. SPIL did not have to issue a large amount of new shares at a deep discount, thereby diluting all of its shareholders solely for the purpose of entering into a strategic alliance. As such, we sincerely hope that Chairman Lin and SPIL’s management team will take into account shareholders’ rights and interests when the management seriously re-evaluates whether the Hon Hai Share Exchange was truly necessary and appropriate, and whether the actions to implement the Hon Hai Share Exchange were in compliance with the relevant laws and regulations.

3.	ASE reiterates that the content of our Chinese press release and our English press release on Form 6-K released on September 23, 2015 were not inconsistent.

Safe Harbor Notice:

This press release contains "forward-looking statements" within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended, including statements regarding our future results of operations and business prospects. Although these forward-looking statements, which may include statements regarding our future results of operations, financial condition or business prospects, are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on these forward-looking statements, which apply only as of the date of this press release. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan” and similar expressions, as they relate to us, are intended to identify these forward-looking statements in this press release. Our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons, including risks associated with cyclicality and market conditions in the semiconductor or electronic industry; changes in our regulatory environment, including our ability to comply with new or stricter environmental regulations and to resolve environmental liabilities; demand for the outsourced semiconductor packaging, testing and electronic manufacturing services we offer and for such outsourced services generally; the highly competitive semiconductor or manufacturing industry we are involved in; our ability to introduce new technologies in order to remain competitive; international business activities; our business strategy; our future expansion plans and capital expenditures; the strained relationship between the Republic of China and the People’s Republic of China; general economic and political conditions; the recent global economic crisis; possible disruptions in commercial activities caused by natural or human-induced disasters; fluctuations in foreign currency exchange rates; and other factors. For a discussion of these risks and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including our 2014 Annual Report on Form 20-F filed on March 18, 2015.